

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2015

Via E-mail
Michael Berman
Executive Vice President and Chief Financial Officer
General Growth Properties, Inc.
110 N. Wacker Dr.
Chicago, IL 60606

>   **Re: General Growth Properties, Inc.**
>   **Form 10-K for the Year Ended December 31, 2014**
>   **Filed March 2, 2015**
>   **File No. 001-34948**

Dear Mr. Berman:

        We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2014

Note 2 – Summary of Significant Accounting Policies, page F-13

1.   In future filings, please disclose your accounting policy for dispositions of assets, and in particular, contributions of assets to joint ventures.

        In responding to our comments, please provide a written statement from the company acknowledging that:

  - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Michael Berman
General Growth Properties, Inc.
March 17, 2015
Page 2

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3629.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief